Exhibit 12.1

WESTLAKE CHEMICAL CORPORATION

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(millions of dollars)

	2000	2001	2002	2003	2004	Three Months Ended 3/31/2005
Fixed Charges
Interest Expense	37.3	35.5	35.0	38.6	39.4	6.2
Capitalized Interest	—	1.6	0.4	—	0.1	0.1
Amortization of Debt Costs	2.0	1.5	3.1	2.6	—	—
Portion of Rentals	6.3	6.6	6.1	5.8	6.9	2.0

Total Fixed Charges	45.6	45.2	44.6	47.0	46.4	8.3

Earnings Before Fixed Charges
Pretax Income	90.7	(117.3)	(14.2)	23.5	190.7	95.6
Fixed Charges	45.6	45.2	44.6	47.0	46.4	8.3
Equity Investment (income) loss	—	(1.2)	(0.8)	(1.5)	(1.4)	0.1
Equity Investment Distribution	—	—	0.7	—	0.4	—
Capitalized Interest	—	(1.6)	(0.4)	—	(0.1)	(0.1)
Amortization of Capitalized Interest	1.6	1.7	1.7	1.7	1.7	0.4

Earnings Before Fixed Charges	137.9	(73.2)	31.6	70.7	237.7	104.3

Ratio of Earnings to Fixed Charges	3.0	—	—	1.5	5.1	12.6